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                            June 11, 2021

       Vlado Bosanac
       Chief Executive Officer
       Advanced Human Imaging, Inc.
       71-73 South Perth Esplanade, Unit 5
       South Perth, WA 6151
       Australia

                                                        Re: Advanced Human
Imaging, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted May 19,
2021
                                                            CIK No. 0001815436

       Dear Mr. Bosanac:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 2, 2020 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1 Filed May 19, 2021

       Overview, page 1

   1. We note your disclosure that your DermaScan product can assess 588 skin conditions across 133 categories.
Please revise to provide a more detailed discussion of the
                                                        limitations of the
product and potential risks. In addition, clarify whether you have sought, or intend to
seek, approval of medical device regulatory body such as the FDA for any of your products.
 Vlado Bosanac
FirstName  LastNameVlado
Advanced Human   Imaging, Bosanac
                          Inc.
Comapany
June       NameAdvanced Human Imaging, Inc.
     11, 2021
June 11,
Page 2 2021 Page 2
FirstName LastName
Implications of Our Being an "Emerging Growth Company", page 13

2. You disclose on page 14 that you intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards yet on page 34 you indicate you will not take advantage. Please revise the filing to clearly disclose your intention.
Summary Risk Factors, page 18

3. We note that the deposit agreement contains both a jury trial waiver provision and an exclusive forum provision. Please include disclosure regarding those provisions in your summary risk factors.
Capitalization and Indebtedness, page 38

4. Please address the following as it relates to your pro forma capitalization disclosures:
             Revise the second bullet point to refer to the number of shares that will be issued upon conversion of the notes;
             Revise the second bullet point to disclose the amount of interest assumed through
             May 31, 2021;
             In your response, please reconcile the change in issued capital from the dilution and indebtedness table and ensure that the second bullet point disclosure supports this change; and
             Total pro forma shareholders    equity does not foot. Revise the
table accordingly.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 42

5. We note you disclose certain non-IFRS measures including "employee expenses excluding non-cash stock-based payments," "general and administrative expenses excluding the provision for impairment of investments" and "total comprehensive loss before share-based payments and provision for impairment." Revise to clearly label these measures as non-IFRS and to provide the disclosures required by Item 10(e)(1) of
         Regulation S-K.
Liquidity and Capital Resources, page 46

6. Revise to disclose the minimum period of time that you will be able to conduct your planned operations using only currently available capital resources without regard to the revenues you expect to receive under the Nexus Vita agreement. Refer to Section IV of
         SEC Interpretive Release 33-8350.
Major Partnership Agreements, page 63

7. We note your response to prior comment 4. Please revise to ensure the discussion of each agreement includes the termination or renewal provisions. In addition, please provide a
 Vlado Bosanac
Advanced Human Imaging, Inc.
June 11, 2021
Page 3
         discussion regarding whether you have generated any revenue to date from each of the agreements or if it is expected future revenue. Clarify whether any of the agreements have not been finalized given that you characterize some of them as term sheets in the disclosure.
Intellectual Property, page 66

8. We note your reference to licensing agreements on page 51. Please disclose the scope and term of any material license agreement and file them as exhibits to your registration statement. In addition, include a discussion of the duration and scope of the patents that are material to your business.
Financial Statements - For the financial year ended 30 June 2020
Note 1. Summary of Significant Accounting Policies
(g) Revenue and other income, page F-44

9. We note that SDK license revenue is recognized over the life of the agreement between your customer and the end user. As previously requested, tell us how you determined that recognition of per user SDK license revenue over time is appropriate and explain how one of the criteria in paragraph 35 of IFRS 15 was met. As part of your response, please tell us whether you have the obligation to perform any additional services to your customer once the license is transferred. Also, as these arrangements include the license of software, please tell us what consideration was given to the guidance in paragraph B63 of IFRS 15.
10. We note that throughout the filing you refer to providing your technology through
         software as a service (   SaaS   ). As you appear to license the
software (i.e. intellectual
         property) to your customers it is unclear how these are SaaS arrangements. Please revise the filing to remove the references to SaaS or advise.
11. We note that you now label certain revenues as "Joint venture income." Please tell us in
FirstName LastNameVlado Bosanac
       your response and revise to disclose what this line item represents, the nature of the
Comapany   NameAdvanced
       services provided, howHuman  Imaging,
                               you are       Inc. for the revenue and refer to
the authoritative
                                       accounting
       guidance
June 11,         you3relied upon when determining your accounting.
         2021 Page
FirstName LastName
 Vlado Bosanac
FirstName  LastNameVlado
Advanced Human   Imaging, Bosanac
                          Inc.
Comapany
June       NameAdvanced Human Imaging, Inc.
     11, 2021
June 11,
Page 4 2021 Page 4
FirstName LastName
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at
(202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Lawrence Metelitsa